Zuyue Xiang

Wave Sync Corp.

February 25, 2016

February 25, 2016

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wave Sync Corp.
Amendment No. 3 to Form 8-K
Filed February 19, 2016
File No. 001-34113

Dear Ms. Long:

This letter is submitted by Wave Sync Corp. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Manufacturing and Construction in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 3 to Form 8-K, filed on February 19, 2016 (as amended, the “Form 8-K” or the “Filing”), as set forth in your letter to the Company dated February 23, 2016. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 4 to the Form 8-K (“Amendment No. 4”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amendment No. 4.

General

1.     Please file an amendment to your 8-K incorporating the changes that you have presented here into a Form 8-K presenting the information called for by Items 1.01, 2.01, 3.02, 5.01, 5.02, 5.03, 5.06 and 9.01 of Form 8-K pertaining to the reverse merger described in your Form 8-K filed October 20, 2015.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure in the Amendment No. 4.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our legal counsel, Ying Li, Esq. of DaCheng Law Offices LLP at (212) 380-8388.

Very truly yours,

/s/ Zuyue Xiang
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.